

May 12, 2015

Via Email
Mr. Alan J. Dean
Chief Financial Officer
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL 60605

      Re: CBOE Holdings, Inc.
              Form 10-K
              Filed February 20, 2015
              File No. 001-34774

Dear Mr. Dean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   We note from your disclosure on page 7 that licensing agreements in place with DJIA, Russell Indexes and NASDAQ 100 expire in 2017, 2015 and 2015, respectively. Please tell us and, in future filings, consider discussing the impact that the expiration of these licenses could have on your business, to the extent that they are material individually or in the aggregate. In addition, in future filings, consider disclosing the expiration date of your license agreement with MSCI and include it in the discussion suggested above to the extent that it will expire in the near term.

Lease and Contractual Obligations, page 51

2.   Please tell us the nature of the $203 million "contractual obligations" in your table and in Note 11 to the consolidated financial statements.

Alan J. Dean
CBOE Holdings, Inc.
May 12, 2015
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief